January 24, 2008
Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Relating to Preliminary Prospectus dated January 14, 2008
Registration No. 333-148490
This free writing prospectus relates only to the securities described in the preliminary prospectus dated January 14, 2008 (the “Preliminary Prospectus”), which was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-148490), relating to the offering to which this communication relates. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1382911/000095013408000483/a36874a1sv1za.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us:	7,000,000 shares (excluding option to purchase up to 1,050,000 additional shares to cover overallotments)

Common stock to be outstanding after this offering:	33,982,601 (based on 26,982,601 shares outstanding as of December 31, 2007)

Underwriters’ overallotment option:
We have granted the underwriters a 30-day option to purchase an additional 1,050,000 shares from us to cover overallotments, if any. The selling stockholders identified in the Preliminary Prospectus have elected not to sell any shares of common stock in connection with the underwriters’ overallotment option.

Public offering price per share:	$11.00

Net proceeds and use of proceeds:
We estimate that we will receive net proceeds of approximately $71.3 million from the sale of the shares of common stock offered in this offering, based on the public offering price of $11.00 per share and after deducting the underwriting discounts and commissions and estimated offering costs payable by us.

We currently expect to use approximately $70.0 million of the net proceeds to fund clinical trials for Contrave™ and Empatic™ and other research and development activities, including approximately $10.0 million for Phase II proof-of-concept clinical trials for OREX-003 and OREX-004, and to use the remainder of the net proceeds to fund working capital and other general corporate purposes, including rent, salaries and benefits, insurance and professional fees.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Merrill Lynch & Co. at 866-500-5408.